Exhibit 8.1

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600

Main Fax +1 312 701 7711

www.mayerbrown.com

May 18, 2012

Nissan Master Owner Trust Receivables

Nissan Wholesale Receivables Corporation II

Nissan Motor Acceptance Corporation

One Nissan Way

Franklin, Tennessee 37067

Re:	Nissan Master Owner Trust Receivables

Nissan Wholesale Receivables Corporation II

Registration No. 333-16649

Ladies and Gentlemen:

We have acted as special tax counsel to Nissan Wholesale Receivables Corporation II, a Delaware corporation (the “Depositor”), in connection with the above-captioned registration statement (the “Registration Statement”) and the offering of the Nissan Master Owner Trust Receivables Series 2012-A Notes (the “Notes”) described in the final prospectus supplement dated May 15, 2012 and the base prospectus dated May 15, 2012 (collectively, the “Prospectus”), which have been filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Act”). As described in the Prospectus, the Notes will be issued by Nissan Master Owner Trust Receivables, a Delaware statutory trust (the “Issuing Entity”) created pursuant to that certain Trust Agreement, dated as of May 13, 2003, as amended and restated by the Amended and Restated Trust Agreement, dated as of July 24, 2003, and as further amended and restated as of October 15, 2003, by and between NWRC II, as transferor, and Wilmington Trust Company, as owner trustee. The Notes will be issued pursuant to an indenture supplement (the “Indenture Supplement”) between the Issuing Entity and U.S. Bank National Association, as indenture trustee.

Based on the foregoing, we are of the opinion that the statements set forth in the Base Prospectus and the Prospectus Supplement forming part of the above captioned registration statement under the headings “Summary of Terms—Tax Matters” and “Material Federal Income Tax Consequences,” to the extent that they constitute matters of law or legal conclusions relating to the federal laws of the United States, have been reviewed by us and are correct in all material respects and, to the extent such statements expressly state our opinions or state that our opinion has been or will be provided as to the Notes, we hereby confirm and adopt the opinions set for therein.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Nissan Master Owner Trust Receivables

Nissan Wholesale Receivables Corporation II

Nissan Motor Acceptance Corporation

May 18, 2012

The opinion expressed above is subject to the following assumptions, qualifications, limitations and exceptions:

The opinion set forth above is based on relevant provisions of the United States Internal Revenue Code of 1986, as amended, Treasury Regulations thereunder, and interpretations of the foregoing as expressed in court decisions, administrative determinations, and legislative history as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in modifications of our opinion.

This opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances that arise after the date of this opinion and come to our attention, or any future changes in laws.

We consent to the filing of this letter with the Commission as Exhibit 8.1 to a Form 8-K filed in connection with the Prospectus and to the use of our name therein, without admitting that we are “experts” within the meaning of the Act or the rules or regulations of the Commission thereunder, with respect to any part of the Registration Statement or the Prospectus.

Respectfully submitted,

/s/ Mayer Brown LLP

Mayer Brown LLP